September 1, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention: Andrew Mew

RE:         Neiman Marcus, Inc.

Annual Report Form 10-K for the Fiscal Year

Ended August 2, 2008, Filed September 24, 2008

Quarterly Report on Form 10-Q for the Period Ended

May 2, 2009, Filed June 10, 2009

File No. 333-133184-12

Dear Mr. Mew:

On behalf of Neiman Marcus, Inc. (the “Company”), set forth below are responses to the comment letter dated August 11, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced reports.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the referenced Form 10-K or Form 10-Q, as applicable.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response below.

Note 1. Summary of Significant Accounting Policies, page F-11

Goodwill and Intangible Assets, page F-13

1.              We note your response to comment 21 of our letter dated July 8, 2009.  Please address the following:

•      We note you used an income approach to determine the fair value of your customer lists.  We assume you utilized various estimates in your determination of fair value of your customer lists, including estimates of future cash flows.  If the future cash flows utilized in your determination of fair value were other than straight-line, then please explain in detail how you could have reasonably concluded straight-line amortization of the intangible asset was appropriate under GAAP.

•                  Explain to us in detail your process for assessing the actual historical cash flows and attrition rates of your customer lists versus your estimated cash flows and attrition rates.  In this regard, summarize for us your historical cash flows and attrition rates derived from your customer lists versus your original estimates for the past three fiscal years.  We may have further comment.

In connection with our acquisition by our Sponsors in October 2005, we allocated the purchase price paid to the acquired assets including the acquired customer lists.  A summary of the estimated fair values of our customer lists recorded at the time of the acquisition for our three reporting units is as follows:

Neiman Marcus stores	$430.4 million
Direct marketing operation	$86.2 million
Bergdorf Goodman stores	$7.4 million	(1)

In the aggregate, the above customer lists recorded in connection with the purchase price allocation represented approximately 10% of the total consideration paid.(2)

Overview of customer base

As to our specialty retail stores, the business model for our Neiman Marcus (and Bergdorf Goodman) stores places emphasis on our relationships with our customers.  Consistent with the emphasis we place on our customer relationships, we offer a proprietary credit card program to our customers, we have an active loyalty program that rewards our best customers and we employ knowledgeable and qualified commission-based selling associates to provide the highest levels of service to our customers including personal shopping, wardrobe consulting, delivery, etc.  We believe that the relationships between our committed sales associates and established customers are critical to the success of our retail stores and allow us to enjoy long-standing relationships with a significant portion of our customers.  However, the relationships we enjoy with these customers are nonetheless impacted by year-over-year changes in spending levels based upon changes in general economic and political conditions, personal wealth and other factors.

Our loyalty and proprietary credit card programs give us significant insight into the spending levels of our established customers.  For our Neiman Marcus stores, almost 60% of our annual revenues are derived through our proprietary credit card program.  Therefore, the acquired customer base for Neiman Marcus stores consists primarily of

(1) Due to the immateriality of the established value of the Bergdorf Goodman customer list, it is not discussed in the remaining portion of this response.

(2) We believe that the portion of the purchase price allocated to our acquired customer lists may be slightly higher than for other retailers that have acquired customer lists through acquisitions.  However, as noted in greater detail in later portions of this response, the higher valuation of our customer lists is indicative of the longer and deeper relationships we enjoy with a significant portion of our customers and was supported by the valuations of such assets performed by our external valuation consultants using widely-accepted standard valuation techniques at the acquisition date.

those customers that held a proprietary credit card at the acquisition date.  The inputs to the valuation model for the Neiman Marcus stores customer list were derived primarily from our review and analysis of the historical spending levels and patterns of our proprietary credit cardholders.

In connection with our direct marketing operations, we believe we also enjoy significant customer loyalty.  However, we believe that customer loyalty in this channel tends to be lower than for our specialty retail stores.  We believe that the lower level of loyalty in the direct marketing channel is due to a number of factors including 1) the inherent differences between shopping via the internet/catalog compared to shopping in retail stores (i.e., no sales associate relationship is present) and 2) the relative immaturity of the on-line channel compared to our long-standing retail channel.  In addition, we believe that the lower level of customer loyalty in the direct marketing channel is reflective of the lower penetration of our proprietary credit card in this channel as only approximately 35% of the revenues from our direct marketing operation are derived through our proprietary credit card program.  However, the acquired customer base for our direct marketing operations includes not only those customers holding a proprietary credit card but also customers using third-party credit cards, such as American Express and Visa, since customer data is captured for all direct marketing customers at the time of purchase.

Valuation of customer list intangible assets

We estimated the fair values of our customer lists as of the acquisition date, with the assistance of external valuation consultants, using the income approach. The income approach is a widely used and accepted technique for the valuation of intangible assets such as customer lists.  The driving inputs to the valuation of customer lists under the income approach are the estimated revenues and cash flows attributable to the acquired customer base.

To this end, we estimated 1) our total post-acquisition revenues (in connection with the business enterprise valuation model used in the allocation of the total purchase price and the related determination of goodwill for each reporting unit) and 2) the portion of such revenues estimated to be derived from the acquired customer base, after considering the expected attrition of such customers over time.  Once the net cash flows from the acquired customer base were estimated, the net cash flows were discounted to their present value at the acquisition date using an appropriate discount rate (11% for Neiman Marcus stores and 14% for our direct marketing operation).

The attrition rates for both our Neiman Marcus stores and direct marketing customers were estimated based upon analysis of historical customer behavior, primarily the review of spending on our proprietary credit cards.    The attrition rates for both our Neiman Marcus stores and direct marketing customers were determined using standard valuation techniques whereby customer spending in a given year is compared to the spending of those same customers in the following year as a proxy for measuring customer behavior over longer periods of time and/or the actual customer life cycle.  As to Neiman Marcus stores, we estimated that the attrition rate of our customers using the above methodology to be approximately 14% per year.  As to our direct marketing operation, the annual attrition rate was estimated at over 40% given the difference between the retail and direct marketing customer.

With the application of the expected attrition rates to projected revenues and cash flows during the projection period, the estimated revenue streams from the acquired customer bases were not level during the projection period but rather declined over time.  Further, the estimation of the expected revenues and net cash flows from the acquired customer bases were subject to the inherent subjectivity in the estimation of future revenues and spending patterns over a long time interval.

Our revenue projections, while based upon our prior experience and our then-current best estimates of future revenues, reflected our long-term expectations.  As a result, these revenue projections were less precise in estimating annual revenues for each year in the projection period than in estimating total revenues over the entire projection period.  The level of estimation and subjectivity increased as the projection period increased.  In addition, throughout the model, revenues were estimated to increase based upon our review of our historical long-term growth rates.  The application of a long-term growth rate mutes the impact of cyclical business conditions, both periods of acceleration and deceleration, throughout the entire projection period and, as a consequence, implicitly interjects less precision in the estimation of both the amounts and timing of discrete, future annual revenues than for revenues over the entire projection period.

As a result, the use of the long-term historical growth rate during the projection period did not anticipate periods of acceleration or deceleration during the projection period.  Rather, the projection period implicitly assumed consistent economic and business conditions throughout the projection period.  However, the estimated annual net cash flows were discounted to their present value in the determination of fair value at the acquisition date.  After consideration of the present value of the future cash flows, the valuation models for our customer lists were not overly sensitive to changes in the estimated timing of the revenues to be generated from the acquired customer bases.  In addition, the discount rates used in the valuations of the customer lists were set 200bps higher than the corresponding rates used in the business enterprise valuation for each reporting unit in light of the higher level of uncertainty and subjectivity in estimating both the amounts and timing of future revenues from the acquisition-date customer bases.

Selection of amortization method

Having estimated the fair value of our customer lists at the acquisition date, we assessed the estimated lives of these customer relationships and the method by which to amortize these established customer list intangible assets.

We established the lives of our customer lists after considering both our historical and anticipated customer retention patterns and the time periods over which we expected to generate significant revenues from the acquisition-date customer bases.  Based on the aforementioned attrition rates of 14% for Neiman Marcus customers and 40% for direct marketing customers, this analysis indicated a 15 year life for the Neiman Marcus stores customer list and a useful life of approximately 6 years for the direct marketing customer list.

As to the amortization of the customer lists, we concluded use of the straight-line method was appropriate in the circumstances.  Such conclusion was reached after considering the guidance of paragraph 12 of SFAS 142 which states that an intangible asset should be amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; however, if the pattern can not be “reliably determined”, then straight-line amortization is appropriate.

While the term “reliably determined” is not defined in GAAP, we believe that the reliably determinable threshold suggests there should be a relatively high level of confidence that the actual net cash flows will not deviate significantly from those used in the valuation of the customer lists.  As previously noted, the assumptions utilized to estimate the future annual revenues and net cash flows from the acquired customer bases utilized in the valuations of our customer list were subject to the inherent limitations to the projection of historical trends to future periods over a long-term projection horizon.  Specifically, the application of a long-term growth rate mutes the impact of cyclical business conditions, both periods of acceleration and deceleration, throughout the entire projection period and, as a consequence, implicitly interjects less precision in the estimation of both the amounts and timing of discrete, future annual revenues than for total revenues over the entire projection period.

In considering the above referenced guidance of SFAS 142 in establishing the amortization periods for our customer lists, we did not believe that the annual revenue and net cash flow projections used in the valuations of the customer list intangible assets met the reliably determinable threshold in light of 1) the inherent subjectivity of the estimation of the future revenues and 2) the use of long-term historical growth rates to project future revenues, both as described in the previous portion of this response.  We also believed that the relatively high discount rates used in the valuation of the customer lists were indicative of the inherent risk in the estimation of the cash flows and the lower level of certainty that a pattern of amortization commensurate with the pattern of suggested revenues used in the valuation model could be considered reliably determinable.

As a result of the above factors, we concluded that it was not appropriate to use the revenue patterns suggested in the valuation models to amortize the established customer lists.  As GAAP provides for the straight-line method of amortization if the pattern of consumption or use of the intangible asset cannot be reliably determined, we concluded that use of the straight-line method of amortization was appropriate in our circumstances.

In addition, we believe that the use of the straight-line method of amortization is further supported by the following factors:

•                  There are no legal, economic or regulatory constraints that serve to limit the periods in which we will derive future revenues from our customers.

•                  There are no legal, economic or regulatory constraints that serve to limit the amounts our customers may spend in our stores.

Given that our customers are available for an unconstrained output, or sales, over unconstrained periods of time, we believe these facts serve to validate the use of the straight-line method of amortization.

Assessment of actual versus projected customer behavior

Having determined to use the straight-line amortization method in amortizing our customer lists as of the acquisition date, we have subsequently assessed the appropriateness of the continued use of this method given our actual operating results and customer spending patterns since the acquisition.  For purposes of assessing the post-acquisition spending of the acquired customer bases, we have tracked the spending of 1) our proprietary credit card holders who opened their accounts on or before July 31, 2005 (as an approximation of the October 2005 acquisition date) and 2) holders of third-party credit cards that had been tendered to us on or before July 31, 2005 in connection with prior sales transactions.  We will address our considerations related to the customer lists of Neiman Marcus stores and our direct marketing operation separately in light of the significant differences in their customers.

Neiman Marcus stores.  See Exhibit 1 for the detail of our analysis related to the amortization and carrying value of the customer list for Neiman Marcus stores at July 31, 2008. Significant conclusions are as follows:

•                  With respect to the spending of the acquired customer base subsequent to the acquisition, the valuation model projected revenues of $5.2 billion for the first three years subsequent to the acquisition, or 56% of the total revenues projected for Neiman Marcus stores during this period.  Actual post-acquisition spending of the acquired customers has been better than the valuation date projections.  For the three years ended July 31, 2008, the actual revenues from these customers have been $5.6 billion, or approximately 60% of our total Neiman Marcus stores revenues during the period.

•                  For the third year after the acquisition (fiscal year ended July 31, 2008), the valuation model projected revenues of the acquired customers to be $1.6 billion, or 20% below the comparable revenues from these customers in the first year after the acquisition.  Actual revenues from the acquired customers were over $1.8 billion in fiscal year 2008 and only 1% below the comparable revenues earned from these customers in the first year after the acquisition.

We have concluded that the differences between the projected revenues from the acquired customer base used in the estimation of the fair value of the Neiman Marcus stores customer list at the acquisition date and the actual revenues earned from this customer base since the acquisition validate our previous conclusion that the revenue stream projections used in the acquisition valuation model 1) are not so precise as to meet the reliably determinable threshold requirements of SFAS 142 and 2) do not provide an appropriate basis for the amortization of the recorded value of the customer list.

We believe that the above conclusion is further validated by the fact that the recorded net carrying value of the Neiman Marcus stores customer list (using straight-line amortization) at July 31, 2008 was $348.4 million.  This represents a 19% decrease from the acquisition fair value, which decrease is higher than the actual 1% decline in revenues from the acquired customer base for the period from the acquisition to July 31, 2008.

In light of the favorable differences between projected and actual customer spending since the acquisition, we have also concluded that revision of our 15 year useful life for the Neiman Marcus stores customer list was not required at July 31, 2008.

Direct marketing operations.  See Exhibit 2 for the detail of our analysis to review the amortization and carrying value of the customer list for our direct marketing operation at July 31, 2008. Significant conclusions are as follows:

•                  With respect to the spending of the direct marketing acquired customers, the valuation model projected revenues of $877 million for the first three years subsequent to the acquisition, or 41% of the total revenues projected for our direct marketing operation during this period.  Actual post-acquisition spending of the direct marketing acquired customers has been better than the valuation date projections.  For the three years ended July 31, 2008, the actual revenues from these customers have been $1.1 billion, or approximately 54% of our total direct marketing revenues during the period.

•                  For the third year after the acquisition (fiscal year ended July 31, 2008), the valuation model projected revenues of the direct marketing acquired customers to be $144 million, or 70% below the comparable revenues from these customers in the first year after the acquisition.  Actual revenues from the direct marketing acquired customers were over $360 million in fiscal year 2008 or 10% below the comparable revenues earned from these customers in the first year after the acquisition.

We have concluded that the differences between the projected revenues from the acquired customer base used in the estimation of the fair value of the direct marketing customer list at the acquisition date and the actual revenues earned from this customer base since the acquisition validate our previous conclusion that the revenue stream projections used in the acquisition valuation model 1) are not so precise as to meet the reliably determinable threshold requirements of SFAS 142 and 2) do not provide an appropriate basis for the amortization of the recorded value of the customer list.

We believe that the above conclusion is further validated by the fact that the recorded net carrying value of the direct marketing customer list (using straight-line amortization) at

July 31, 2008 was $44.4 million.  This represents a 48% decrease from the acquisition fair value, which decrease is higher than the actual 10% decrease in revenues from the acquired customer base for the period from the acquisition to July 31, 2008.

In light of  the favorable differences between projected and actual customer spending since the acquisition, we have also concluded that revision of our 6 year useful life for the direct marketing customer list was not required at July 31, 2008.

Impairment testing

We assess the recoverability of the recorded values of both our Neiman Marcus stores and direct marketing customer lists in connection with our annual impairment testing of long-lived assets pursuant to the guidance of SFAS 144.

In connection with our annual SFAS 144 impairment review procedures, we allocate the carrying value of the Neiman Marcus customer list to the retail stores that existed at the time of the acquisition.  For each Neiman Marcus store, the carrying value of all store-level long-lived assets, consisting of tangible property and equipment and intangible assets (customer list and favorable lease commitments) is compared to the undiscounted cash flows anticipated to be generated from the store.  To the extent the store-level cash flows are not sufficient to recover the net carrying value of the store’s assets, the assets are impaired and written down to their estimated fair value based upon discounted cash flows.  Similar annual impairment procedures are performed with respect to our direct marketing operation.

We believe the SFAS 144 impairment testing provides an appropriate mechanism to determine downward changes in cash flows from the acquired customer lists since the acquisition date and any corresponding impairment of these intangible assets.  In connection with the store-level impairment testing performed in both the fourth quarter of fiscal year 2008 and the second quarter of fiscal year 2009 for Neiman Marcus stores, no assets related to stores open at the acquisition date were determined to be impaired.  This testing indicates that the carrying values of the Neiman Marcus customer list will be recovered from future cash flows anticipated to be generated by stores existing at the acquisition date. In addition, no impairment of the long-lived assets used in our direct marketing operation was noted in connection with the impairment testing performed in either the fourth quarter of fiscal year 2008 or the second quarter of fiscal year 2009.

Conclusion

With respect to the intangible assets associated with the customer lists of our Neiman Marcus stores and direct marketing operation, we believe:

•                  We appropriately recorded the estimated fair values of these customer lists at the acquisition date using widely-accepted standard valuation techniques and our then-current expectations and best estimates of the future net cash flows from the acquired customer bases.

•                  At the acquisition date, we appropriately elected to amortize the customer list intangible assets using the straight-line method over their estimated useful lives.  This conclusion was predicated on our belief that the annual revenue projections used in the valuation of our customer lists did not meet the reliably determinable threshold requirements of SFAS 142 and, as a result, did not suggest amortization commensurate with the pattern of projected revenues in the valuation model given the inherent subjectivity in the estimation of future consumer spending patterns that are subject to year-to-year volatility due to general economic  conditions and other considerations.  We therefore believed that the potential year-to-year volatility of customer revenues could not be predicted with the precision necessary for amortization other than on a straight-line basis.

•                  Our decision to amortize the customer lists on a straight-line basis has been validated by differences between the projected and actual spending levels and patterns of the acquired customer bases since the acquisition.  With respect to both the acquired customers of Neiman Marcus stores and our direct marketing operation, post-acquisition spending has been higher and customer attrition lower than the acquisition estimates.

•                  Since the acquisition, we have appropriately tested our customer lists for impairment annually pursuant to the requirements of SFAS 144 and have noted no impairments of the customer lists.

Note 13. Employee Benefit Plans, page F-21

2.              We note your response to comment 25 of our letter dated July 8, 2009.  We reissue our prior comment.  Please provide to us your actual returns earned on your pension plan assets for the past 10, 15 and 20 year periods.  To the extent your long-term returns fall below your expected rate of return of 8%, then explain in detail how you could have reasonably concluded such an expected return was appropriate to use.  We may have further comment.

The Neiman Marcus Group, Inc. defined benefit pension plan was created in August 1987 in connection with the sale of The Neiman Marcus Group, Inc. (NMG) by Carter Hawley Hale to Harcourt General (HG).  Subsequent to the sale by Carter Hawley Hale, NMG was a wholly-owned subsidiary of HG.  In October 1999, HG completed the spin-off of its equity position in NMG to its shareholders in a tax-free distribution.  In October 2005, NMG was purchased by private equity firms and became a wholly-owned subsidiary of Neiman Marcus, Inc.

While a subsidiary of HG, the assets held by the NMG defined benefit pension plan were managed by HG management and not NMG management.  During this period, the assets of the NMG defined benefit pension plan were held in a HG pooled investment trust through which we believe HG administered all pension assets under its control.    By November 2000, the HG pooled investment trust consisted of only assets allocable to the NMG defined benefit pension plan and was assigned and transferred to NMG in November 2000.  With this assignment and transfer, NMG management became responsible for the administration and investment of the assets held by the NMG defined benefit pension plan for the first time since the plan’s inception.

Based upon information we have received from HG and its investment advisors, investment returns on assets held by the NMG defined benefit pension plan while such assets were under the control of HG management were as follows:

Five years ended March 31, 2001(3)	12.9	%(4)
Seven years ended March 31, 2001(3)	13.9	%(4)
Ten years ended March 31, 2001(3)	13.1	%(4)

(3) Periods include the 5 months from November 2000 to March 2001 when the assets were under the control of NMG management.

(4) Due to limitations in the data we have received from HG and its investment advisors, we are unable to provide the investment returns by major category as requested by the Staff.  However, the data received from HG does show returns on investments in domestic equity securities  of 15.0%, 17.6% and 16.2% for the five, seven and ten years ended March 31, 2001.  During the period from 1996 to 2001, we believe domestic equities comprised approximately 40% to 60% of the assets held by the HG pooled investment trust while total equities (domestic and international) comprised approximately 55% to 65% of the assets held.

With the transfer and assignment of the HG pooled investment trust to NMG in November 2000, NMG engaged its own investment advisors.  Based upon analysis prepared by our investment advisors, investment returns on assets held by the NMG defined benefit pension plan for the period of time such assets have been under the control of NMG management are as follows:

Five years ended July 31, 2008	8.5	%(5)
Period from November 2000 to July 31, 2008	4.2	%(5)

We have no data that calculates investment returns on the assets held by the NMG defined benefit pension plan for 10, 15 and 20 year periods ended July 31, 2008 as requested by the Staff of the Commission.  However, using the aforementioned investment performance analysis prepared for HG management and the information prepared for NMG management, we estimate the investment returns for the requested periods to be:

Ten years ended July 31, 2008	6.5%
Fifteen years ended July 31, 2008	8.7%
Period from April 1991 to July 2008 (17.3 years)	8.9%

While the investment performance for the ten years ended July 31, 2008 is below 8%, returns in such period were adversely impacted by a downturn in economic conditions in 2000-2001.  As a result, we believe it appropriate to place greater emphasis on the longer-term returns (which were above 8%) in establishing our expected future asset rate of return at July 31, 2008.

In addition to considering prior historical investment performance, we also reviewed the analysis performed by our investment advisor calculating hypothetical rates of return that would have been earned had the assets held by the NMG defined benefit pension plan been invested consistent with our current investment and asset allocation policies.  Because these hypothetical look-back returns are based upon current investment strategies, we believe they are more significant in the determination of our future asset rate of return assumption at July 31, 2008 than our historical returns.  These hypothetical look-back returns (before investment expenses of 50-60 bps annually) are as follows:

Three years ended July 31, 2008	8.5%
Five years ended July 31, 2008	11.2%
Ten years ended July 31, 2008	7.9%
Fifteen years ended July 31, 2008	9.3%
Since December 31, 1989 (19.6 years)	9.7%

(5) Returns on equity investments (publicly-traded domestic and international securities) approximated 11% for the five years ended July 31, 2008 and 3.5% for the period from November 2000 to July 31, 2008.  During these periods, equity investments comprised approximately 45% to 60% of the plan assets.

Additional analysis performed by our investment advisors projected future long-term rates of return to be realized from our current investment policies and strategies to average approximately 9.0%.

Based upon 1) the review of our historical investment performance, 2) the review of hypothetical look-back returns based upon our current asset allocation and investment policies, 3) our projected future rates of return to be realized from our current asset allocation and investment policies and 4) the requirement that the established rate of return reflect our long-term expectations as to investment performance, we concluded that the 8% expected long-term rate of return assumption was appropriate at July 31, 2008.

The Company hereby acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (214) 743-7630 or Robert P. Davis at (212) 225-2670.

Very truly yours,

NEIMAN MARCUS, INC.

By:	/s/ James E. Skinner
James E. Skinner
Executive Vice-President and Chief Financial Officer

cc:	Securities and Exchange Commission:
Robert Babula
Donna DiSilvio
Ellie Bavaria
Lilyanna L. Peyser

Neiman Marcus, Inc.:
Nelson A. Bangs

Cleary Gottlieb Steen & Hamilton LLP:
Robert P. Davis

NEIMAN MARCUS, INC.

EXHIBIT 1

EVALUATION OF NEIMAN MARCUS STORES CUSTOMER LIST

	Projected revenues from valuation model			Actual revenues
Fiscal year	Acquired customer revenues per valuation model	Projected total revenues	Percentage of total	Actual acquired customer revenues (A)	Actual total revenues	Percentage of total	Variance - actual vs. projected credit card revenues
2006	1,944	2,902	67%	1,867	2,912	64%	-4%
2007	1,738	3,089	56%	1,910	3,145	61%	10%
2008	1,557	3,381	46%	1,841	3,275	56%	18%
	5,239	9,372	56%	5,618	9,332	60%	7%

Decrease in revenues from acquisition year	-20%			-1%

Customer list recorded at acquisition				430,418

Recorded net carrying value at July 31, 2008				348,355

Decrease from acquisition value				-19%

(A) - For purposes of assessing the post-acquisition spending of the acquired customer base, we have tracked the spending of 1) our proprietary credit card holders who opened such accounts on or before July 31, 2005 (as an approximation of the October 2005 acquisition date) and 2) holders of third-party credit cards that had been tendered to us on or before July 31, 2005 in connection with prior sales transactions.

NEIMAN MARCUS, INC.

EXHIBIT 2

EVALUATION OF DIRECT MARKETING CUSTOMER LIST

	Projected revenues from valuation model			Actual revenues
Fiscal year	Acquired customer revenues per valuation model	Projected total revenues	Percentage of total	Actual acquired customer revenues (A)	Actual total revenues	Percentage of total	Variance - actual vs. projected credit card revenues
2006	474	649	73%	402	655	61%	-15%
2007	259	720	36%	379	715	53%	46%
2008	144	792	18%	360	747	48%	150%
	877	2,161	41%	1,141	2,117	54%	30%

Decrease in revenues from acquisition year	-70%			-10%

Customer list recorded at acquisition				86,174

Recorded net carrying value at July 31, 2008				44,415

Decrease from acquisition value				-48%

(A) - For purposes of assessing the post-acquisition spending of the acquired customer base, we have tracked the spending of 1) our proprietary credit card holders who opened such accounts on or before July 31, 2005 (as an approximation of the October 2005 acquisition date) and 2) holders of third-party credit cards that had been tendered to us on or before July 31, 2005 in connection with prior sales transactions.